Daiwa Securities Trust Co. Member of Daiwa Securities Group	One Evertrust Plaza, Jersey City, NJ 07302-3051

October 3, 2008

Ms. Christina DiAngelo

Senior Staff Accountant

Division of Investment Management

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549-4720

Re:	Responses to comments/questions regards the December 31, 2007 Annual Report of

The Thai Capital Fund, Inc. (“the Fund”) and other filings.

Investment Company Act File # 811-06062

Dear Ms. DiAngelo:

Thank you for your inquiry regarding the Fund. Below, we have set forth our responses to the staff’s comments/inquiries.

Question 1.         Form N-CSR filed on March 21, 2008 had the incorrect Investment Company Act File # of 811-06115, which is The Singapore Fund’s file number.

Response 1.	We will confirm that the proper file number is included going forward.

Question 2.        Form N-PX filed on July 15, 2008 was signed by the Vice President and Treasurer. According to Instruction F 2(a) Form N-PX should be signed by the executive officer.

Response 2.        The Fund’s principal executive officer is John O’Keefe as Vice President. We will note in future filings that he is signing in his capacity as Principal Executive Officer.

Question 3.        The Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”) applies to reporting periods beginning after November 15, 2007. Form N-Q filed on April 8, 2008 for the period ending March 31, 2008 did not include the three levels of securities valuation reporting required under FAS 157?

Response 3.	The Fund will include FAS 157 disclosure in future reports.

Question 4.         Form N-SAR-B filed on March 3, 2008 for the period ending December 31, 2007 was not filed within 60 days of the fiscal year-end?

Response 4.        The Fund encountered technical problems in transmitting the file via EDGAR on February 29, 2008. In the future, the Fund will file Form 12b-25 if a filing will be late. The Fund understands that this is not an extension and will make every effort to file the Form N-SAR within the required 60 days.

Daiwa Securities Trust Co. Member of Daiwa Securities Group	One Evertrust Plaza, Jersey City, NJ 07302-3051

Question 5.         In Form N-CSR filed on March 21, 2008, under Item #4 the Fund lists non-audit fees of $22,300 without an explanation?

Response 5.     The amount indicated for non-audit fees includes $15,000 paid to PricewaterhouseCoopers LLP for review of the File N-2 and $7,300 for the audit of the Thai Investment Plan. Going forward the Fund will footnote non-audit fees and provide a brief description.

Question 6.        In Form N-CSR filed on March 21, 2008, under Item #4(e)2 the Fund responded that 100% of the services described in Item #4(b) through (d) were approved by the registrant’s audit committee?

Response 6.       For the period, all of the services were pre-approved by the Fund’s audit committee. In the future, we will clarify our response to state that 0% of the services were approved by the Fund’s Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Question 7.        In the December 31, 2007 Annual Report Statement of Operations, the “Provision for Thai tax applicable to net investment income” is listed separately after net investment income before taxes and before net investment income. The Commission would like to see the tax amount included with the other operating expenses.

Response 7.       Going forward, in the Statement of Operations the Fund will include the Provision for Thai tax applicable to net investment income in the expenses section.

Question 8.         In the December 31, 2007 Annual Report Notes to Financial Statements under “Valuation of Investments,” the fair value pricing procedure should be enhanced.

Response 8.        Going forward, the Fund will enhance the fair value pricing procedure description to include the factors considered when fair valuing a security, a description of the effects of the use of fair valuation and the factors that may cause a security that the Fund fair values to be different from another fund’s fair valuation.

Question 9.         In the December 31, 2007 Annual Report Notes to Financial Statements, it states that “the accompanying financial statements are prepared on a consolidated basis and present the financial position and results of operations of the Investment Plan and the Fund.” With that in mind, why is it not labeled as “consolidated” on the Statement of Assets and Liabilities, the Statement of Operations and stated in the auditor’s opinion letter?

Response 9.        We will label the Statement of Assets and Liabilities, the Statement of Operations and mention in the auditor’s letter that the financials are consolidated going forward.

Question 10.     In the December 31, 2007 Annual Report Shareholder Letter under the Performance Evaluation section, it states that “The entire year return for the portfolio in 2007 was 27.55% and the benchmark return was 26.22%, out performing the benchmark by 1.33%.” The Financial Highlights have a total investment return on net asset value assuming dividend reinvestment of 33.27%.

Response 10.     The 26.22% return mentioned in the Shareholder letter is Thai Baht based and represents the return on the equity portfolio only. The Financial Highlights return of 33.27% is

Daiwa Securities Trust Co. Member of Daiwa Securities Group	One Evertrust Plaza, Jersey City, NJ 07302-3051

U.S. Dollar based and assumes the reinvestment of dividends. Going forward, the Fund will avoid confusion and include the net asset value return in the Shareholder Letter as well as the portfolio equity return in Thai Baht and the benchmark return in both Thai Baht and U.S. Dollar.

As you have requested and consistent with SEC Release 2004-89, we hereby acknowledge that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (201) 915-3054. Thank you.

Sincerely yours,

/s/ John J. O’Keefe

John J. O’Keefe

Vice President and Treasurer